Jardines

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

SUPPL

7th June 2006

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Division of Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06014516

RECEIVED
2006 JUN 19 P 4:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
2005 Final Dividend

I enclose for your attention a notification dated 7th June 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:02 07-Jun-06
Number	1841E

JARDINE MATHESON HOLDINGS LIMITED

2005 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2005 final dividend of the above Company. The dividend will be paid on 21st June 2006, subject to approval at the Annual General Meeting.

2005 final dividend per share: US cents 35.65

GBP equivalent: 19.1346 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th June 2006

www.jardines.com

END

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